Exhibit 16.1
CHRISTIANSON & ASSOCIATES, PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
October 1, 2007
Securities Exchange Commission
RE: Amaizing Energy Holding Company, LLC
To Whom It May Concern:
Christianson & Associates, PLLP, was engaged to perform the audit of the financial statements of Amaizing Energy, L.L.C. for the period from (date of inception) to September 30, 2005. We issued an unqualified opinion on the financial statements in our report dated October 27, 2005. We have not been engaged to perform any other audit services.
We have reviewed the exhibit to Amaizing Energy Holding Company, LLC’s Form S-1 below and agree with this disclosure.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Christianson & Associates, PLLP, Certified Public Accountants (Christianson), was the company’s independent auditor since the company’s inception through September 30, 2005. Christianson’s reports on the company’s financial statements have not contained an adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by the company’s board of directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, which, if not resolved to the former account’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have received a response that Christianson agrees with this disclosure. Boulay, Heutmaker, Zibell & Co. P.L.L.P., Certified Public Accountants, has been the company’s independent registered public accounting firm since September 30, 2006. All financial statements in this document have been audited or reviewed by Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Respectfully,
/s/ Christianson & Associates, PLLP
Christianson & Associates, PLLP